Neovasc to Report First Quarter 2021 Financial Results on May 6, 2021

VANCOUVER and MINNEAPOLIS, via NewMediaWire -- Neovasc Inc. (NASDAQ, TSX: NVCN) will report financial results for the first quarter ended March 31, 2021 on Thursday, May 6, 2021.  Neovasc President and Chief Executive Officer Fred Colen and Chief Financial Officer Chris Clark will host a conference call to review the Company's results at 4:30 pm EST.

Interested parties may access the conference call by dialing (866) 269-4262 or (856) 344-9208 (International) and reference Conference ID 4739838.  Participants wishing to join the call via webcast should use the link posted on the investor relations section of the Neovasc website at https://www.neovasc.com/investors/.

A replay of the webcast will be available approximately 30 minutes after the conclusion of the call using the link on the Neovasc website.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. The Company is a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently commercially available in the United States (two U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, expectations as to the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 40-F and in the Management's Discussion and Analysis for the year ended December 31, 2020 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.866.4012

Sean.Leous@westwicke.com